1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

August 26, 2015

Elisabeth Bentzinger, Esq.

Staff Attorney

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Ramius Archview Credit and Distressed Feeder Fund (formerly Ramius Archview Event Credit Feeder Fund)
File Nos. 333-204740 and 811-23065

Dear Ms. Bentzinger:

On behalf of Ramius Archview Credit and Distressed Credit Feeder Fund (the “Fund”), a closed-end management investment company, electronically transmitted for filing is Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (the “Amendment”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The purpose of this filing is to complete certain outstanding items in the registration statement and to respond to your written comments dated July 1, 2015. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.      On June 12, 2015, we provided comments to you on a registration statement filed on Form N-2 for Ramius Archview Event Credit Fund (the “Master Fund”) (File Nos. 333-204148 and 811-23056). To the extent that our comments with respect to the Master Fund apply to the same or similar disclosure in the Fund’s registration statement, please respond to those comments as they pertain to the Fund.

Response 1.      The registration statement has been revised accordingly where applicable. For convenience, we have reproduced the relevant questions at the end of this letter.

Comment 2.      We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response 2.      We acknowledge the comment.

Comment 3.      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response 3.      The Fund and the Master Fund have submitted an exemptive application in connection with the registration statement to permit the Master Fund to offer multiple classes of shares.

Comment 4.      Please state in your response letter whether FINRA will review, or has reviewed, the proposed distribution terms and arrangements of the transactions described in the registration statement.

Response 4.      FINRA will review the proposed distribution terms and arrangements of the transactions described in the registration statement.

PROSPECTUS

Cover page

Comment 5.      Distribution. The Master Fund appears to be available through Registered Investment Advisors, while the Feeder Fund is available through “Selling Agents,” which include brokers or dealers. Please address this apparent inconsistency.

Response 5.      We acknowledge the comment. We would note that the Fund and the Master Fund are offered through different distribution channels and, consequently, the current disclosure is accurate.

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Comment 6.      Advisers. Please clarify in the disclosure that the Fund does not have its own investment adviser.

Response 6.      The prospectus has been revised accordingly. As a feeder fund in a master/feeder structure, the Fund does not have its own investment adviser or sub-adviser.

Prospectus Summary – Investment Program – Investment Strategy (pp. 1-2)

Comment 7.      Please consider deleting the third sentence in the first paragraph, which is redundant with the first sentence in the same paragraph.

Response 7.      The prospectus has been revised accordingly.

Prospectus Summary – Advisory Fee; Incentive Fee (pp. 7-8)

Comment 8.      When stating that that the Fund and its Shareholders are “indirectly subject” to the Master Fund’s advisory fee and incentive fee, please more clearly explain that such fees are passed through to, and paid by, the shareholders of all feeder funds that invest in the Fund on a proportionate basis.

Response 8.      The prospectus has been revised accordingly.

Prospectus Summary – Distribution of Shares (pp. 10-11)

Comment 9.      The disclosure indicates that the Adviser will select the Distributor and may retain unaffiliated brokers, dealers, and financial advisers to act as selling agents for the distribution of Fund shares. The “Plan of Distribution” section of the prospectus (page 80) also indicates that the Adviser may pay additional compensation out of its own resources to the Distributor and certain selling agents for sales and wholesaling support. Please explain supplementally how the Adviser may act in this capacity as the Adviser has no direct relationship with the Fund.

Response 9.      The disclosure has been revised to state that the Fund will select the Distributor and may retain unaffiliated brokers, dealers, and financial advisers to act as selling agents for the distribution of its shares. We would also note that the Adviser may pay additional compensation to the Distributor and certain selling agents even in the absence of a direct relationship with the Fund because the Adviser has an interest in the overall success of the master-feeder structure.

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Prospectus Summary – Expense Limitation Agreement (p. 11)

Comment 10.      When defining “Specified Expenses” in the first paragraph, please revise the definition to omit the “Fund’s organizational expenses” or, alternatively, confirm supplementally that the definition provided in the prospectus for the Master Fund (and in the actual Expense Limitation Agreement) has been revised to include such expenses.

Response 10.      The prospectus has been revised accordingly.

Prospectus Summary – Repurchases of Shares by the Fund (pp. 14-15)

Comment 11.      The first and fourth paragraphs indicate that the Adviser will recommend to the Board that the Fund conduct a repurchase offer. Although the Fund and the Master Fund will conduct simultaneous repurchase offers, please explain supplementally why the Adviser, who will not be an investment adviser to the Fund, will be advising the Board on Fund matters.

Response 11.      We acknowledge the comment, and note that the prospectus has been revised to reflect that the Board will determine whether to conduct a repurchase offer.

Comment 12.      Please revise the statement in the first paragraph that any repurchase offer by the Fund will be made in an amount not to exceed 25% of the Fund’s net asset value to state that this limit will be based on the net asset value of the Master Fund. Please make corresponding changes to “Repurchases and Transfers of Shares – Repurchases of Shares” on pages 64-67 of the prospectus.

Response 12.      The prospectus has been revised accordingly.

Comment 13.      The second paragraph indicates that the Master Fund may borrow money or issue debt obligations to finance its repurchase obligations in connection with a repurchase offer. Please confirm supplementally that this disclosure will be included in the prospectus for the Master Fund.

Response 13.      We hereby confirm that the next filed prospectus for the Master Fund will include the above disclosure.

Comment 14.      Please clarify in the disclosure whether the 2% early repurchase fee will be imposed on the basis of the net asset value of the Fund or of

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the Master Fund, and whether the amount of the fee will be retained by the Fund or by the Master Fund. Please make corresponding changes to “Repurchases and Transfers of Shares – Repurchases of Shares” on pages 64-67 of the prospectus. Further, if the fee will be assessed at the Fund level, then please confirm supplementally that corresponding changes will be made to the prospectus for the Master Fund.

Response 14.      The prospectus has been revised accordingly to clarify that the amount of the early repurchase fee is based on the net asset value of the Fund. The disclosure as previously filed states that the amount of the early repurchase fee will be retained by the Fund. We note that the Master Fund also will charge a 2% early repurchase fee based on the net asset value of the Master Fund. The Master Fund’s prospectus will be revised to reflect that no early repurchase fee will be charged by the Master Fund in respect of any repurchases by the Fund, thus avoiding two layers of early repurchase fees.

Summary of Fees and Expenses (pp. 23-24)

Comment 15.      Please confirm supplementally that any expected dividend and interest expenses associated with short sale transactions either directly or through the Master Fund’s expenses (e.g., dividends paid on the stocks sold short) will be included in the Fund’s fee table as part of “Other Expenses.”

Response 15.      We hereby confirm that any expected dividend and interest expenses associated with short sale transactions either directly or through the Master Fund’s expenses will be included in the Fund’s fee table as part of “Other Expenses.”

Comment 16.      Footnote 6 to the fee table in the Master Fund prospectus states that Annual Net Expenses include expenses excluded from the Master Fund’s contractual fee waiver. Please provide a corresponding footnote to the fee table in the Fund prospectus. Additionally, please disclose, if true, that Annual Net Expenses include expenses excluded from the Fund’s contractual fee waiver.

Response 16.      The prospectus has been revised to include a footnote stating that Annual Net Expenses include expenses excluded from the Fund’s contractual fee waiver.

Use of Proceeds (pp. 24-25)

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Comment 17.      Please define the phrase “subscription date” as referenced in the second paragraph.

Response 17.      The prospectus has been revised accordingly.

Types of Investments and Related Risks – Other Risks – Distributions In-Kind (p. 48)

Comment 18.      The prospectus states that there can be no assurance that the Fund will have sufficient cash or be able to liquidate its holdings to pay for the repurchase of Fund Shares, and that the Advisers may seek to dispose of the Fund’s securities through a distribution in-kind to the Fund’s Shareholders. Because the Fund’s portfolio holdings will consist primarily of Master Fund shares, and because the Fund and the Master Fund will conduct a simultaneous repurchase offer, please revise the discussion to clarify that the Master Fund may make an in-kind distribution of its portfolio holdings to the Fund, which, in turn, will make payment in-kind to Fund Shareholders.

Response 18.      The prospectus has been revised accordingly.

Fund and Master Fund Expenses (pp. 53-55)

Comment 19.      The prospectus describes the expenses of the Master Fund for which the Fund and its Shareholders will be indirectly responsible. With respect to the Fund’s direct expenses, however, the prospectus merely states that “Fund Shareholders will incur all expenses incurred directly by the Fund, including, but not limited to, the Distribution and Shareholder Servicing Fee.” Please explain with more specificity the type of expenses the Fund may directly incur. See Item 9.1.f of Form N-2.

Response 19.      The prospectus has been revised accordingly.

Calculation of Net Asset Value (pp. 57-59)

Comment 20.      Please review the discussion regarding the valuation of securities, including the Adviser’s valuation process, fair value determinations, and investments in exchange-traded securities, and clarify that the discussion pertains to the investments of the Master Fund. As indicated, all of the Fund’s assets, other than de minimis amounts of cash or cash equivalents to meet certain ongoing expenses, will be invested in the Master Fund.

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Response 20.      The prospectus has been revised accordingly.

Repurchases and Transfers of Shares – Repurchases of Shares (pp. 64-65)

Comment 21.      The last sentence of the second paragraph states that the Master Fund may need to suspend or postpone repurchase offers if it is unable to dispose of its interests in Investment Funds in a timely manner. Please confirm supplementally that this disclosure will be included in the prospectus for the Master Fund. Additionally, please define the term “Investment Funds.”

Response 21.      The prospectus has been revised to delete all references to “Investment Funds.”

STATEMENT OF ADDITIONAL INFORMATION

Repurchases and Transfers of Shares – Repurchase Offers (p. 2)

Comment 22.      The disclosure indicates that repurchase offers by the Fund will be conducted in parallel with similar repurchase offers made by the Master Fund, and that “[e]ach such similar offer by the Master Fund with respect to shares of the Master Fund will generally apply to up to 5% of the net assets of the Master Fund.” Please reconcile this disclosure with statements in the prospectuses for the Fund and the Master Fund indicating that repurchase offers may be made in an amount up to 25% of the Master Fund’s net asset value.

Response 22.      The statement of additional information has been revised accordingly.

PART C

Comment 23.      Please include the Code of Ethics of the Master Fund as an exhibit to the pre-effective amendment to the registration statement.

Response 23.      The Part C has been revised to reference the Master Fund’s Code of Ethics in Item 25.2. We would note, however, that the Master Fund’s Code of Ethics will be filed as an exhibit to a future pre-effective amendment after the organizational Board meeting for the Fund.

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APPLICABLE MASTER FUND COMMENTS

PROSPECTUS

Cover page

Comment 24.      Investment Portfolio. Please briefly define “trade claim.” Further, please revise the disclosure to clarify that the Master Fund intends to invest in securities of leveraged or financially distressed companies, including debt and equity securities, loans, trade claims, and derivative instruments of such companies.

Response 24.      The prospectus has been revised accordingly.

Comment 25.      Eligible Investors. Please revise the disclosure to refer to Rule 205-3 under the Investment Advisers Act of 1940 (the “Advisers Act”).

Response 25.      The prospectus has been revised accordingly.

Comment 26.      Risk Factors and Restrictions on Transfer. Please provide this disclosure in a bulleted and bolded format. Please modify the disclosure to state that the Fund’s shares will not be listed on any national securities exchange and it is not anticipated that a secondary market will develop, and, therefore, an investment in the Fund should be viewed as a long-term investment and may not be suitable for investors who may need the money they invest within a specified timeframe.

Please include, in bold, risk disclosure to the following effect: (a) The Fund has no obligation to repurchase Shares. (b) The amount of distributions that the Fund may pay, if any, is uncertain. (c) The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

Response 26.      The prospectus has been revised accordingly, except that we have revised the prospectus to reflect that the Fund will not borrow money.

Comment 27.      Annual and Semi-Annual Reports. Please explain how to obtain the Fund’s annual and semiannual reports to shareholders, and provide a toll-free telephone number for investors to call: to request the SAI; to request the Fund’s annual report; to request the Fund’s semi-annual report; to request other

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information about the Fund; and to make shareholder inquiries. Please also state whether the Fund makes available its SAI and annual and semi-annual reports, free of charge, on or through the fund’s website at a specified Internet address. If not, disclose the reasons why it does not do so. See Item 1.1.d. of Form N-2.

Response 27.      The prospectus has been revised accordingly.

Prospectus Summary - General

Comment 28.      Where applicable, please provide cross references to relevant disclosures elsewhere in the prospectus and Statement of Additional Information. See Instruction to Item 3.2 of Form N-2. Please ensure all cross-references are accurately titled (see, e.g., “Types of Investments and Related Risks — Investment Risks — Leverage” on page 5; “Summary of Fund Expenses” on page 9).

Response 28.      The prospectus has been revised accordingly.

Comment 29.      The term “credit” in the Fund’s name suggests that the Fund, through the Master Fund, will invest in fixed income securities. Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”) requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name. Please revise the strategy section of the prospectus to include a requirement to invest at least 80% of net assets plus borrowings for investment purposes in “credit instruments.”

Response 29.      The prospectus has been revised accordingly. In addition, we would note that the name of the Fund has been changed to Ramius Archview Credit and Distressed Fund.

Comment 30.      The Fund’s objective is “to generate consistent, total returns while minimizing the risk of loss.” It is unclear to the staff how the Fund’s investment strategies might provide consistent total returns. Please clarify in the strategies section how the Fund intends to achieve this element of its investment objective.

Response 30.      The prospectus has been revised to remove the term “consistent” from the description of the Fund’s investment objective.

Prospectus Summary – Investment Program – Investment Strategy

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Comment 31.      The disclosure indicates that the Master Fund will use derivatives. In describing the Master Fund’s strategies and risks with respect to derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See www.sec.gov/divisions/investment/ guidance/ici073010.pdf.

Further, please confirm supplementally that derivatives will be valued at market/fair value rather than notional value for purposes of the Master Fund’s 80% investment policy.

Response 31.      We hereby confirm that the Registrant has considered and determined that the Master Fund’s use of derivatives and related disclosure, as applicable, is appropriate in light of the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. We also hereby confirm that derivatives will be valued at market/fair value rather than notional value for purposes of the Master Fund’s 80% investment policy.

Comment 32.      Please briefly explain the concept of a “net long portfolio.”

Response 32.      The prospectus has been revised accordingly.

Comment 33.      Regarding the fourth paragraph, please describe the specific types of swap transactions in which the Master Fund may engage. Further, please explain supplementally how the Master Fund may utilize repurchase agreements to raise leverage in its portfolio. Please also define the phrase “bank debt.”

Response 33.      The prospectus has been revised accordingly to describe the specific types of swap transactions in which the Master Fund may engage and to define the phrase “bank debt.” The Master Fund may utilize reverse repurchase agreements to raise leverage because the repurchase agreements function as secured borrowings by the Master Fund. The disclosure has been revised accordingly.

Prospectus Summary – Investment Program – Short Sales

Comment 34.      Please explain in accordance with plain English principles “long and short credit and other investment strategies.” Please describe the Master Fund’s involvement in short sale transactions consistent with the investments described in the “Short Sales” risk discussion on pages 27-28 of the prospectus, and

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describe the technique and purpose of, and costs associated with, short selling. Please revise the section heading as the discussion is broader than the Master Fund’s short sales investment strategy. Please make corresponding changes to the “Short Sales” discussion on page 24 of the prospectus.

Response 34.      The prospectus has been revised accordingly.

Prospectus Summary – Investment Program – Portfolio Composition

Comment 35.      Distressed Securities. Please explain in accordance with plain English principles what is meant by “the waterfall of value and its form.”

Response 35.      The prospectus has been revised accordingly.

Comment 36.      Stressed High Yield Securities and Syndicated Loans. Please disclose that “high yield bonds” are also known as “junk bonds.” Please explain supplementally how syndicated loans are “usually liquid” when such instruments may not settle for an extended period of time.

Response 36.      The prospectus has been revised to disclose that “high yield bonds” are also known as “junk bonds.” With respect to the part of the comment relating to syndicated loans, we note that the liquidity of the loan market has been bolstered by a very large increase in the number of market participants, the advent of standardized documents related to the purchase, sale and closing of loan trades, and independent pricing services. As a result, it is widely accepted that a loan investment may be considered liquid if it can be freely traded in the secondary market and facts and circumstances support a finding of liquidity in that market.

Prospectus Summary – Leverage

Comment 37.      Please disclose that the Master Fund may utilize swaps or options to leverage the Master Fund’s portfolio, as stated in the “Investment Strategy” discussion in the Summary.

Response 37.      The prospectus has been revised accordingly.

Prospectus Summary – Advisory Fee

Comment 38.      Please clarify that the Sub-Adviser’s fee is paid out of the Advisory Fee.

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Response 38.      The prospectus has been revised accordingly.

Prospectus Summary – Purchase of Shares

Comment 39.      Please clarify: (a) that the Fund will accept purchases as of the first business day of each month, and that this amount will be based upon the Fund’s then current net asset value; (b) whether the application form must be received by the Fund at least 5 business days before the purchase date; and (c) whether funds must be received by the Fund at least 3 business days before the purchase date.

Response 39.      The prospectus has been revised accordingly.

Prospectus Summary – Eligible Investors

Comment 40.      The disclosure states that the Adviser may impose stricter or less stringent eligibility requirements. Please explain supplementally how the Adviser will comply with Rule 205-3 of the Advisers Act when the Adviser imposes “less stringent” eligibility requirements than those required by the Rule.

Response 40.      The prospectus has been revised to remove the sentence referencing stricter or less stringent eligibility requirements.

Comment 41.      The prospectus states that “[s]hareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly.” Please immediately precede or follow this statement with disclosure that investors cannot rely on the Fund to make repurchase payments, including to meet minimum annual distributions. Please make corresponding changes on pages 19, 45 and 63 of the prospectus.

Response 41.      The prospectus has been revised accordingly.

Prospectus Summary – Investor Suitability

Comment 42.      To avoid investor confusion, please consider replacing the phrase “tender offers” (which is referenced just once in the prospectus) with the phrase “repurchase offers.”

Response 42.      The prospectus has been revised accordingly.

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Comment 43.      Please disclose that the Fund has no obligation to repurchase Shares at any time, and that any repurchase offers will be made at the discretion of the Fund’s Board.

Response 43.      The prospectus has been revised accordingly.

Comment 44.      Please explain that repurchase offers may be subject to a fee.

Response 44.      The prospectus has been revised accordingly.

Comment 45.      Please indicate that repurchase offers may not exceed 25% of the Master Fund’s NAV, and disclose how this may impact an investor’s liquidity in the Fund (e.g., an investor may receive only a portion of the requested repurchase amount).

Response 45.      The prospectus has been revised to reflect that the Fund will limit its repurchase offers to 25% of the Master Fund’s NAV, which could result in Fund shareholders receiving only a portion of the requested repurchase amount.

Prospectus Summary – Unlisted Closed-End Structure; Limited Liquidity and Transfer Restrictions

Comment 46.      Please include a brief summary of the Fund’s policies on transfers of Shares, as described on page 63 of the prospectus in “Repurchases and Transfers of Shares - Transfers of Shares.

Response 46.      The prospectus has been revised accordingly.

Prospectus Summary – Repurchases of Shares by the Fund

Comment 47.      Please disclose that a Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $10,000 after giving effect to the repurchase, or the entire account balance may be repurchased.

Response 47.      The prospectus has been revised accordingly.

Comment 48.      Please clarify that “oversubscribed” refers to repurchase offers that exceed 25% of the Fund’s NAV, if true. Please explain that if the Fund

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repurchases a pro rata portion of Shares, then the investor will not receive the full repurchase amount requested.

Response 48.      The prospectus has been revised accordingly based on our answer to Comment 45.

Prospectus Summary – Risk Factors

Comment 49.      Please provide a risk factor describing the risks associated with a long and short credit investment strategy, including the possibility that such a strategy may not be successful.

Response 49.      The prospectus has been revised accordingly.

Comment 50.      Please explain the risk of maturity extension during periods of rising interest rates.

Response 50.      The prospectus has been revised accordingly.

Comment 51.      Please expand the risk factor on high yield securities to disclose that such investments are subject to greater risk of loss of principal and interest than higher-rated securities, experience greater sensitivity to changes in interest rates, and are considered to be speculative.

Response 51.      The prospectus has been revised accordingly.

Comment 52.      When describing risks associated with bank loans, please briefly explain prepayment risk, credit risk, and market risk. Similarly, when describing risks associated with derivative transactions, please briefly explain market risk, management risk, counterparty credit risk, documentation risk, liquidity risk, and leverage risk.

Response 52.      The prospectus has been revised accordingly.

Comment 53.      When discussing high rate of portfolio turnover, please explain how the tax consequences of, and higher costs associated with, the Master Fund’s portfolio turnover may affect the Master Fund’s performance.

Response 53.      The prospectus has been revised accordingly.

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Comment 54.      When stating that the Fund may repurchase Shares held by a Shareholder or other person acquiring Shares from or through a Shareholder under certain circumstances, please clarify that any such repurchases will be made on an involuntary basis without Shareholder consent.

Response 54.      The prospectus has been revised accordingly.

Comment 55.      Please disclose in the discussion of risk factors relating to repurchase offers that any such offers may be subject to a fee, and that repurchase offers may not exceed 25% of the Master Fund’s NAV.

Response 55.      The prospectus has been revised accordingly.

Summary of Fees and Expenses

Comment 56.      Please clarify in Footnote 2 that the early repurchase fee is a percentage of the NAV of the Shares repurchased.

Response 56.      The prospectus has been revised accordingly.

Comment 57.      Please revise the parenthetical to the heading “Annual Fund Expenses” to indicate that such expenses are a percentage of the Fund’s average net assets. Please disclose in a footnote to the table the assumptions used to estimate the expenses in the Fee Table, including that such expenses are based on a weighted average of the Fund’s anticipated annual proceeds, and disclose the amount of the anticipated annual proceeds.

Response 57.      The prospectus has been revised accordingly, except that we will provide the key assumptions that underlie the expense ratios presented in the Fee Table in a future pre-effective amendment.

Comment 58.      Please revise the incentive fee in the table to be reflected as a percentage of the Fund’s average net assets. Please also confirm supplementally that the incentive fee will be reflected in the expense example.

Response 58.      We acknowledge the comment; however, we would note that, because the incentive fee is speculative, no incentive fee is presented in the fee table or the expense table for the Fund’s first year of operations. We hereby confirm that, in future years, the incentive fee will be reflected in the fee table as a percentage of the Master Fund’s net assets and in the expense example.

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Comment 59.      Please confirm supplementally that any expected dividend and interest expenses associated with short sale transactions (e.g., dividends paid on the stocks sold short) will be included in the Fund’s fee table as part of “Other Expenses.”

Response 59.      We hereby confirm that any expected dividend and interest expenses associated with short sale transactions (e.g., dividends paid on the stocks sold short) will be included in the Fund’s fee table as part of “Other Expenses.”

Comment 60.      Please clarify in Footnote 8 that the Incentive Fee is excluded from the definition of Specified Expenses.

Response 60.      The prospectus has been revised accordingly.

Financial Highlights

Comment 61.      Please include in the prospectus a section on Financial Highlights, and disclose that Financial Highlights are not provided because the Fund was not operational as of the date of the prospectus.

Response 61.      The prospectus has been revised accordingly.

Types of Investments and Related Risks – Investment Risks

Comment 62.      Long and Short Credit Investment Strategy Risk. Please describe the risks associated with a long and short credit investment strategy, including the possibility that such a strategy may not be successful.

Response 62.      The prospectus has been revised accordingly.

Comment 63.      High Yield Securities. Please disclose any criteria as to maturity, duration, or credit quality that the Master Fund might use with respect to its investments in debt securities. If duration is discussed, please explain that duration measures sensitivity to interest rates, and provide an example showing how an increase of 1% in interest rates affects the value of the Fund’s assets at a given duration.

Response 63.      The Master Fund does not anticipate using maturity, duration or credit quality as investment considerations. The Master Fund will invest in

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debt securities that are expected to default, restructure or refinance in a short period of time. Accordingly, we believe the current disclosure is sufficient.

Comment 64.      Zero-Coupon and Deferred Interest Rate Bonds; Cash and Cash Items. Please consider providing a brief description of the Master Fund’s investments in zero-coupon and deferred interest rate bonds and in cash and cash items in the Investment Strategy discussion beginning on page 23 of the prospectus.

Response 64.      The prospectus has been revised accordingly.

Comment 65.      Convertible Securities. The prospectus states that the Master Fund may invest in, among other things, convertible securities. If the Master Fund intends to invest in contingent convertible bonds, please explain supplementally the extent to which the Master Fund will invest in these instruments. We may have more comments after reviewing your response.

Response 65.      The Master Fund does not currently anticipate investing in contingent convertible bonds.

Comment 66.      Cleared Derivative Transactions. The prospectus disclosure indicates that the Master Fund will use credit default index swaps. If the Master Fund will write credit default index swaps, please confirm to the staff that the Master Fund will segregate the full notional amount of the credit default index swap to cover such obligation.

Response 66.      The Master Fund does not currently anticipate writing credit default index swaps. In the event the Master Fund enters into credit default swaps as the seller of protection, the Master Fund will segregate liquid assets sufficient to cover the notional value of such credit default swaps.

Comment 67.      Options. Please explain supplementally whether the Master Fund may write uncovered calls. We may have more comments after reviewing your response.

Response 67.      The Master Fund does not currently anticipate writing uncovered calls.

Comment 68.      Swaps. Please disclose to what extent the Master Fund will invest in swaps. We may have more comments after reviewing your response.

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Response 68.      The Master Fund may, to a limited extent, invest in swaps, and the prospectus has been revised accordingly.

Comment 69.      Investment in Non-U.S. Securities. If the Fund will invest 10% or more of its assets in foreign securities that are not publicly traded in the U.S., please ensure that the risk factors include those described in the Guidelines for Form N-2, Guide 9.

Response 69.      The prospectus has been revised accordingly.

Types of Investments and Related Risks – Other Risks

Comment 70.      Possible Exclusion of a Shareholder Based on Certain Detrimental Effects. Please clarify that any repurchase by the Fund will be made on an involuntary or compulsory basis without Shareholder consent. Further, please include in the list of items that may trigger a compulsory repurchase of Shares the circumstance where a Shareholder’s account balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than the minimum balance. Please clarify the amount of the minimum balance (see Comment 66 below).

Response 70.      The prospectus has been revised accordingly.

Comment 71.      Repurchase Risks.

a) Please disclose that repurchase offers may be subject to a fee.

b) The prospectus states that the Valuation Date is the date the Fund will value repurchased Shares (approximately 65 days following the Notice Date). However, Shareholders will not know the repurchase price until the Fund’s NAV as of the Valuation Date is determined late in the month following the Valuation Date. Please explain supplementally the reason for the additional delay in determining the repurchase price.

c) The prospectus indicates that because the Notice Date is substantially in advance of the Valuation Date, Shareholders will receive repurchase proceeds well after the Notice Date. Please expand this point to clarify that the Fund may pay repurchase proceeds up to 30 days after the Valuation Date.

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d) Please disclose that repurchase offers may not exceed 25% of the Fund’s NAV, and how this may impact an investor’s liquidity in the Fund (e.g., an investor may receive only a portion of the requested repurchase amount).

Response 71.      (a) The prospectus has been revised accordingly.

(b) The Fund’s administrator requires time to calculate the Fund’s (and the Master Fund’s) NAV, which will result in an additional delay in determining the repurchase price.

(c) The prospectus has been revised accordingly.

(d) The prospectus has been revised accordingly.

Comment 72.      Distributions In-Kind. Please describe the interest provisions and time period of any promissory note issued in connection with a cash repurchase. Please add disclosure to the effect that securities received in-kind may remain at market risk until sold and that shareholders may incur taxable capital gains when converting those securities to cash. Also, if the Fund may use illiquid securities to redeem in-kind, please disclose this as well as the fact that shareholders will bear the risk of not being able to sell those illiquid securities at all.

Response 72.      With respect to the part of the comment relating to the interest provisions and time period of any promissory note issued in connection with a cash repurchase, we respectfully acknowledge the comment and would note that promissory notes generally are not interest-bearing. We have disclosed that the time period for any such promissory note is thirty days.

The prospectus has been revised to disclose that securities received in-kind may remain at market risk until sold and that shareholders may incur taxable capital gains when converting those securities to cash.

Finally, we would note that the Master Fund (and, therefore, the Fund) will not distribute illiquid securities as payment of repurchase proceeds. Therefore, we have not included disclosure to that effect, nor did we state that shareholders will bear the risk of not being able to sell such illiquid securities at all.

Comment 73.      Additional Tax Considerations; Distributions to Shareholders and Payment of Tax Liability. Because the Master Fund will invest in debt obligations that are treated as having original issue discount (“OID”) under the

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federal income tax law (such as zero coupon bonds, debt instruments with PIK interest, debt instruments issued with warrants, and deferred loan origination fees that are paid after origination of the loan), please summarize here and disclose in more detail, where appropriate, the following risks.

a) The Master Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Master Fund in the same taxable year. Because any original issue discount or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Master Fund may be required to make a distribution to shareholders in order to satisfy its annual distribution requirement, even though it will not have received any corresponding cash amount. As a result, the Master Fund may have to sell some of its investments at times and/or at prices that would not be advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose.

b) The higher interest rates on OID instruments reflect the payment deferral and, in the case of loan obligations, credit risk associated with collectability of the deferred payments.

c) Even if the accounting conditions for income accrual are met, the borrower could still default when the Master Fund’s actual collection is supposed to occur at the maturity of the obligation.

d) Distributions of OID income may come from investors’ paid-in capital without having to be reported as such to the investors. For accounting purposes, any cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though the cash to pay them may come from the offering proceeds. Thus, despite the fact that a distribution of OID income comes from the cash invested in the Master Fund by the shareholders (including the Fund), Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

Please confirm to the staff that any OID interest, if material, will be separately identified in the Master Fund’s financial statements. See Rule 6-07(1) of Regulation S-X. The Master Fund’s Schedule of Investments should also show the bifurcation of cash and non-cash interest for each OID security. See AICPA Audit Risk Alert, Investment Companies Industry Developments—2011/12 at .86.

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Response 73.      (a) We respectfully acknowledge the comment; however we believe that these principles are already addressed and included in the current disclosure in the Fund’s Registration Statement. We would note that we have further clarified the language in the current disclosure in light of this comment.

(b) and (c) The Fund respectfully submits that it could be inaccurate to state categorically that OID securities necessarily have increased credit risk than securities paying interest at a fixed rate in cash. Nevertheless, the prospectus has been revised by including a cross-reference in the “Types of Investments and Related Risks–Zero Coupon and Deferred Interest Rate Bonds” section to the “Types of Investments and Related Risks–Credit Risk” section, which we believe sufficiently addresses these risks.

(d) We acknowledge the comment; however, the Fund does not expect there will be any uncertainty regarding the source of its cash distributions. Further, the cash to pay distributions in respect of accruals of OID is as likely to come from repayments on or sale of other debt instruments with OID where the cash receipts have not matched the prior accruals and represent excess cash over GAAP income as it is to come from the proceeds of an offering. Accordingly, we respectfully submit that it could be inaccurate to disclose uncertainty regarding the source of cash distributions.

We acknowledge the comment that any OID interest, if material, be separately identified in the Master Fund’s financial statements. In this regard, the Master Fund intends to include a bifurcated presentation of cash and non-cash interest for each OID security in its Schedule of Investments, as required by the above-referenced AICPA guidance. The Fund further intends to include in its prospectus more detailed disclosures regarding the risks associated with investments in OID securities should such securities represent at any time a material portion of the Master Fund’s investment portfolio.

Comment 74.      Regulatory Change. Please consider disclosing that if the Adviser can no longer rely on the exclusion from registration as a Commodity Pool Operator, then the Master Fund would need to comply with certain CFTC rules regarding commodity pools that could impose additional regulatory requirements, compliance obligations, and expenses for the Master Fund.

Response 74.      The prospectus has been revised accordingly.

Management of the Fund

Comment 75.      General. Please provide the principal business address for Archview Investment Group LP. See Item 9.1.b. of Form N-2.

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Response 75.      The prospectus has been revised accordingly.

Comment 76.      Management Team. Please provide the length of service of each portfolio manager’s employment with the Adviser or Sub-Adviser, as applicable. Please provide dates relating to Mr. Sussman’s business experience during the past 5 years. See Item 9.1.c. of Form N-2.

Response 76.      The prospectus has been revised accordingly.

Fund Expenses

Comment 77.      Please explain how the Fund’s organizational expenses will be amortized and the period over which the amortization will occur. See Item 9.1.f of Form N-2.

Response 77.      The prospectus has been revised accordingly.

Comment 78.      When stating in the fourth paragraph that offering expenses may not be deducted by the Fund or Shareholders, please clarify the context for such a deduction (e.g., under the Internal Revenue Code).

Response 78.      The referenced sentence has been deleted.

Comment 79.      When describing the Advisers’ expense limitation agreement in the fifth paragraph, please include a description of the recoupment provision. Additionally, please clarify what is meant by the Fund’s “pro rata share” of the Advisory Fee, Incentive Fee, and transaction expenses. Please include this “pro rata share” when describing the expense limitation agreement in the Summary and in the Fee Table.

Response 79.      The prospectus has been revised to remove all references to “pro rata share” in the context of the expense limitation agreement.

Comment 80.      Please provide the name and principal business address of the Fund’s custodian(s), transfer agent, and dividend paying agent. See Item 9.1.e of Form N-2.

Response 80.      We will provide this information in a future pre-effective amendment.

Incentive Fee

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Comment 81.      In addition to the Advisory Fee, the Master Fund will pay the Adviser an annual performance-based Incentive Fee. Please provide one or more examples that illustrate how this rather complex fee structure will operate in practice, including the payment of a portion of the fee on a quarterly basis. Please ensure that the example depicts all likely scenarios regarding the calculation of the Incentive Fee. Indicate that any returns shown are for illustrative purposes only, and that actual returns may vary from those shown in the example(s).

Response 81.      The prospectus has been revised accordingly.

Control Persons

Comment 82.      Please identify each person who, as of a specified date no more than 30 days prior to the date of filing the pre-effective amendment to the registration statement, controls the Fund. See Item 9.3 of Form N-2.

Response 82.      The prospectus has been revised accordingly.

Purchases of Shares – Purchase Terms

Comment 83.      The fourth paragraph states that the Fund may repurchase all of the Shares held by a Shareholder if the Shareholder’s account balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than $25,000. Please reconcile this disclosure with the statements on page 62 of the prospectus in “Repurchases and Transfers of Shares – Repurchases of Shares” that a Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $10,000 to avoid a mandatory repurchase of the entire balance by the Fund.

Response 83.      The prospectus has been revised accordingly.

Repurchases and Transfers of Shares – Repurchases of Shares

Comment 84.      Please describe with more specificity the timing of repurchase transactions, including the “Notice Date,” the “Valuation Date,” the period of revocation, and the date proceeds are paid to Shareholders.

Response 84.      The prospectus has been revised accordingly.

Repurchases and Transfers of Shares – Transfers of Shares

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Comment 85.      Please confirm supplementally that any indemnification provided by a Shareholder as described in the last paragraph of this section will be effected pursuant to a written agreement between the Shareholder and the Fund and/or the Adviser.

Response 85.      We hereby confirm that any indemnification provided by a Shareholder as described in the referenced paragraph will be effected pursuant to a written agreement between the Shareholder and the Fund.

Plan of Distribution

Comment 86.      Please provide the principal business address of the Distributor. See Item 5.1.a. of Form N-2.

Response 86.      We will provide this information in a future pre-effective amendment.

Distribution Policy

Comment 87.      Please define record date in the last paragraph of this section.

Response 87.      The prospectus has been revised to remove the sentence which references the record date.

Appendix A: Similar Fund Performance Information

Comment 88.      The prospectus states that the Similar Funds are the only “privately offered funds” managed by the Sub-Adviser whose investment, objectives, strategies, policies, and restrictions are in all material respects equivalent to those of the Master Fund. Please broaden this statement to include all accounts managed by the Sub-Adviser, including registered investment companies and private advisory accounts.

Response 88.      The prospectus has been revised accordingly.

Comment 89.      Please restate the two performance presentations using a consistent approach to reflecting expenses; it is potentially confusing to provide two different approaches (i.e., the first presentation has been restated to reflect the Fund’s estimated total fund operating expenses; the second presentation is net of the

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accrued actual operating expenses incurred by the Similar Funds). If the performance presentations will be net of the Similar Funds’ expenses, then please disclose that reflecting the Fund’s expenses would have lowered the performance results.

Response 89.      The prospectus has been revised accordingly.

Comment 90.      Please clearly state that the prior performance represents the historical performance for the Similar Funds and is not the Fund’s (or the Master Fund’s) performance or indicative of the Fund’s (or the Master Fund’s) future performance.

Response 90.      The prospectus has been revised accordingly.

Comment 91.      If the standardized SEC method was not used to calculate the prior performance, please disclose how the performance was calculated and that the method differs from the standardized SEC method.

Response 91.      The prior performance in Appendix A is calculated based on the monthly return (after deduction of all fees, accrued incentive allocations and expenses) of a representative investor in a class of shares or limited partnership interests bearing the management fee and incentive allocation so stated. The prospectus has been revised accordingly.

Outside Back Cover Page

Comment 92.      Please provide on the outside back cover page of the prospectus the information required by paragraph (e) of Rule 481 under the Securities Act of 1933 (the “Securities Act”). See Item 2.3 of Form N-2.

Response 92.      The prospectus has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 93.      Regarding the Master Fund’s investments in short sales, swaps, futures, options, and other derivative instruments, please provide disclosure in the Statement of Additional Information regarding the manner in which amounts may be segregated (e.g., notional value, mark-to-market, etc.), and whether the method of segregation differs according to the type of derivative. See Comment 48 above.

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Response 93.      The Statement of Additional Information has been revised accordingly.

Investment Policies and Practices – Fundamental Policies

Comment 94.      Please define the term “Investment Funds” referenced in the Master Fund’s first Fundamental Policy on concentration, and clarify throughout the SAI how Investment Funds are relevant to the Master Fund’s investments and investment policies. Please include appropriate investment strategy and risk disclosure in the prospectus regarding the Master Fund’s investment in Investment Funds.

Response 94.      The Statement of Additional Information has been revised to remove all references to “Investment Funds.”

Comment 95.      The third fundamental policy states that the Fund may issue senior securities to the extent permitted by Section 18 of the 1940 Act. Please confirm supplementally that all disclosures required by the Guidelines to Form N-2, Guide 6, have been included in the prospectus.

Response 95.      We hereby confirm that appropriate and relevant disclosures required by the Guidelines to Form N-2, Guide 6, have been included in the prospectus.

Comment 96.      A fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies. In the paragraph following the list of fundamental policies, please revise the statement that the Master Fund’s investment policies do not apply to the activities and transactions of Investment Funds to clarify that the Master Fund will consider the concentration of these investment companies when determining compliance with its own concentration policy.

Response 96.      The Statement of Additional Information has been revised to remove all references to “Investment Funds.”

Repurchases and Transfers of Shares – Mandatory Redemptions

Comment 97.      Please update the enumerated items that may trigger a compulsory repurchase by the Fund consistent with the disclosure in the prospectus.

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Response 97.      The Statement of Additional Information has been revised accordingly.

Management of the Fund – Independent Trustees

Comment 98.      When stating that no Independent Trustee or immediate family member owned securities of the Adviser or Distributor, please clarify that this statement is as of the end of the most recently completed calendar year. See Instruction 1 to Item 18.8 of Form N-2.

Response 98.      The Statement of Additional Information has been revised accordingly.

Management of the Fund – Independent Trustees and Committees

Comment 99.      In the second paragraph, please remove the reference to “Institutional Funds” as no such term is used elsewhere in the prospectus or Statement of Additional Information.

Response 99.      The Statement of Additional Information has been revised accordingly.

Management of the Fund – Code of Ethics

Comment 100. Please clarify that the Codes of Ethics can be reviewed and copied at the Commission’s Public Reference Room in Washington, DC, that information on the operation of the Public Reference Room may be obtained by calling the Commission at 1- 202-551-8090, that the Codes of Ethics are available on the EDGAR Database on the Commission’s Internet site at www.sec.gov, and that copies of the Codes of Ethics may be obtained, after paying a duplicating fee, by electronic request at the following email address: mailto:publicinfo@sec.gov, or by writing the Commission’s Public Reference Section, Washington, DC, 20549-0102. See Item 15.15 of Form N-2.

Response 100.      The Statement of Additional Information has been revised accordingly.

Brokerage Allocation and Other Practices

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Comment 101. Please concisely describe how transactions in portfolio securities will be effected. Provide a general statement about brokerage commissions and mark-ups on principal transactions. Briefly describe how brokers will be selected to effect securities transactions for the Master Fund and how evaluations will be made of the overall reasonableness of brokerage commissions paid, including the factors considered. See Items 22.1 and 22.3 of Form N-2.

Response 101.      The Statement of Additional Information has been revised accordingly.

PART C

Comment 102. Please include the Code of Ethics of the Distributor as an exhibit to the pre-effective amendment to the registration statement. See Item 25.2.r. of Form N-2.

Response 102.      The Part C has been revised to reference the Distributor’s Code of Ethics in Item 25.2. We would note, however, that the Distributor’s Code of Ethics will be filed as an exhibit to a future pre-effective amendment after the organizational Board meeting for the Master Fund and the Fund.

Comment 103. Once the Board has been constituted (e.g., independent trustees appointed), please confirm that the next amendment to the Fund’s registration will be executed in accordance with Section 6 of the Securities Act.

Response 103.      We hereby confirm that once the Board has been constituted (e.g., independent trustees appointed), the next amendment to the Fund’s registration statement will be executed in accordance with Section 6 of the Securities Act.

Comment 104. Under Item 30 (Indemnification) of Part C, please include the representations required by Rule 484 under the Securities Act.

Response 104.      The Part C has been revised accordingly.

*       *       *

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525. Thank you.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz
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